Corporate Headquarters
Marcus J. Moeltner
Chief Financial Officer and
Senior Vice President, Finance

April 6, 2022

Kevin Stertzel
Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Rayonier Advanced Materials Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 1-36285

Dear Mr. Stertzel:

On behalf of Rayonier Advanced Materials Inc. (the “Company”), I hereby submit our response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”), as set forth in your letter dated March 28, 2022 (the “Comment Letter”).

For reference purposes, the text of the Staff’s one numbered comment in the Comment Letter is set forth below in bold, followed by our response thereto. Page references in our response are references to pages in the 2021 Form 10-K, unless otherwise noted.

Staff Comment:

“Form 10-K for fiscal year ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates, page 26

1. We note your disclosure that you have recorded certain deferred tax assets you believe will be realized in future periods based on your analysis of both positive and negative evidence about the future realization of the tax benefit of each existing deductible temporary difference or carryforward and that future realization is based on the existence of sufficient taxable income of the appropriate character, within the appropriate taxing jurisdiction, and within the carryback and carryforward periods available under the applicable tax laws. We also note that the realizability of deferred tax assets is a Critical Audit Matter identified by your auditor in their report. Given the significant balance of deferred tax assets and the material losses from continuing operations during each of the three years ended December 31, 2021, please tell us and more fully disclose and discuss how you determined it is more likely than not that you will realize net deferred tax assets as of December 31, 2021. Please provide us and disclose a detailed description of the positive and negative factors you considered in assessing the realizability of deferred tax assets. Please also tell us and disclose and discuss your reliance on each source of taxable income identified in ASC 740-10-30-18 and specifically address the following:
•Explain how you determined the tax valuation allowance you recorded;
•If you are relying on the recognition of future pre-tax income, tell us and disclose the amount of pre-tax income you will need to generate to fully realize deferred tax assets and the taxing jurisdiction and time period in which such pre-tax income will be required to be generated. Provide and disclose and discuss the significant assumptions underlying any future earnings projections; and
•If you are relying on tax planning strategies, tell us and disclose the nature of the tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount each strategy covers, and any uncertainties, risks, or assumptions related to the tax-planning strategies.
Please refer to ASC 740-10-30-16 through 25 and Section 501.14 of the Financial Reporting Codification.”

The Company’s Response:

The Company evaluated tax attributes by jurisdiction, including federal and state in the U.S., federal and provincial in Canada, and France. As of December 31, 2021, the Company had $315 million of net deferred tax assets (“DTAs”) of which $334 million (99.7%) are in Canada, $1 million are in the U.S., and $20 million of net deferred tax liabilities (“DTLs”) are in France. This response therefore focuses on the realizability of the Canadian sources of taxable income which allow for the utilization of the Canadian DTAs.

The vast majority (94%) of the Canadian DTAs are comprised of three items: Net Operating Losses (“NOLs”), Undepreciated Capital Cost (“UCC”), and carryforward of Scientific Research and Experimental Development deductions (“SR&ED”) as summarized below.

In millions of USD
	Gross	Tax Effected	Expiration
NOLs	$527	$115	2025-2037
UCC	398	104	N/A
SR&ED	411	95	N/A
Gross other DTAs	129	34	N/A
DTLs	(51)	(14)	N/A
Net Canada DTAs	$1,414	$334

The Company weighed all available positive and negative evidence (see further below), as required under ASC 740, to evaluate the need for a valuation allowance and to determine what portion, if any, of the Canadian DTAs would not reach a more-likely-than-not probability of being used prior to expiration. As noted in the schedule above, the only material Canadian DTAs subject to expiration are the NOLs, which were generated between 2008 and 2017 by Tembec, which the Company acquired in 2017. The Company has used, rather than generated, tax losses in each year since 2018, the first full year the Company owned the Canadian operations.

The Company conducted analysis to evaluate the realizability of Canadian DTAs in two steps.

Step 1: Realizability of Canadian NOLs prior to Expirations

The first step in the analysis focused on the forecasted Canadian taxable income in each year to confirm the NOLs are more-likely-than-not to be realized prior to their expirations. The Company would need to recognize cumulative Canadian taxable income, which excludes the impact of depreciation expense, of $527 million, prior to the end of 2037, in order to fully utilize the NOLs prior to their scheduled expirations below:

In millions of USD
	Year of Expiration	Amount
	2025	$77
	2026	8
	2027	107
	2028	47
	2029	24
	2030	65
	2031	7
	2032	11
	2033	37
	2034	—
	2035	—
	2036	18
	2037	126
	Total	$527

As noted in the Comment Letter, the Company has reported material consolidated losses from continuing operations in the last three years. However, the Company has recognized an estimated Canadian taxable income from continuing operations of $89 million during the same three-year period, and $159 million with the addition of the 2018 tax year. These earnings, in addition to significant Canadian taxable income from discontinued operations, have resulted in the utilization of $538 million of the Canadian NOLs since the beginning of 2018. The Company has historically reported higher Canadian earnings than its consolidated total primarily because of the concentration of interest expense and other overhead costs in the U.S. In forecasting the future Canadian taxable income, the Company considered historical taxable income, estimated reversals of material deferred tax liabilities such as expected refunds of prepaid lumber duties, and the tax planning strategy to indefinitely suspend tax depreciation in Canada. The ability to suspend Canadian tax depreciation has been and will continue to be elected while the Company utilizes NOLs. This is beneficial because NOLs expire after 20 years but the suspended depreciation deductions (“UCC”) can be carried forward indefinitely. This strategy allows the Company to accelerate roughly $25 million of Canadian taxable income each year, and there are no uncertainties or risks associated with it. It has been implemented annually since the 2018 tax year.

Step 2: Realizability of Indefinite-Lived DTAs

Once the first step in analysis was complete, the second step focused on forecasting Canadian earnings from continuing operations to confirm the total Canadian operations are more-likely-than-not to be profitable in future years. This second step was a necessary consideration because if the NOLs are realized due only to the suspension of Canadian tax depreciation, then it would merely be a reclassification from one DTA (NOLs) to another (UCC). Although this step does not require earnings be realized in any set time period, the Canadian operations would eventually need cumulative profits (excluding permanent tax adjustments) sufficient to utilize the indefinite-lived DTAs.

As part of the analysis of positive and negative evidence, historical Canadian operating results from continued operations were adjusted for certain items not expected to impact future Canadian profitability, including the removal of U.S. GAAP book amortization which has no Canadian tax impact, the portion of interest expense from debt which has been or will be repaid this year, FX gains and losses which over time are expected to average no impact, and a reduction of intercompany management costs as a result of the reduced Canadian operational footprint. With these adjustments, the historical Canadian earnings from continuing operations were positive in two of the last four years, with a cumulative pretax profit of $27 million during that period. After evaluating historical earnings, the Company forecasted future Canadian earnings from each of the Company’s three business segment to determine if it is more-likely-than-not that the Canadian operations will be profitable. The Company’s Paperboard segment forecast assumes continued strong demand for packaging and commercial print with supply constrained, the High-Yield Pulp segment is forecasted in accordance with the cyclical nature of that business, and demand and pricing for High Purity Cellulose products is expected to remain strong. Additionally, the Company is focused on improving reliability with a higher weighting of maintenance capital across its operations in Canada. As a result of these factors, the Company forecasts the Canadian operations will continue to be profitable over time. Based on the adjusted historical earnings, ongoing business investments, and expected future profits, the Company forecasts continued cumulative positive Canadian pretax book income in the future which is sufficient to support the utilization of the indefinite-lived DTAs.

The Company believes this positive evidence outweighs the negative evidence of Canadian losses from continuing operations in two of the last four years, and as a result, determined it would not be appropriate to record a valuation allowance on any of the referenced Canadian DTAs. The Company believes all available Canadian NOLs are more-likely-than-not to be utilized prior to their expirations and the remaining Canadian DTAs, which do not expire, are more-likely-than-not to be utilized after the NOLs are depleted.

While the Company did not record a valuation allowance on the Canadian DTAs described above, there are certain other DTAs which the Company does not believe are more-likely-than-not to be realized and therefore did record a valuation allowance. These items include U.S. 1) state loss carryforwards and credits which, based on recent allocated earnings in specific states are not expected to be realized prior to their expirations, and 2) certain federal Canadian tax credits which are not expected to be utilized prior to their expiration because they would result in provincial cash tax leakage if the Company elected to use them instead of Canadian NOLs, which are available to offset both federal and provincial taxable income. There was a full valuation allowance recorded on each of these specific DTAs. Further information can be found on the bottom of F-40 of the 2021 Form 10-K.

Further, as disclosed in note (b) on F-38 of the 2021 Form 10-K, the Company applied specific AICPA guidance in assessing the need for a valuation allowance related to U.S. DTAs for suspended interest deductions, which resulted in the recognition of certain DTAs that the Company believes will not be realized.

If you have any questions, please do not hesitate to contact me at (904) 549-7430.
Sincerely,

By:	/s/ MARCUS J. MOELTNER
Marcus J. Moeltner Chief Financial Officer and Senior Vice President, Finance Rayonier Advanced Materials Inc.

Cc: Anne McConnell, Securities and Exchange Commission
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